February 5, 2018

Ms. Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

100 F. Street, N.E.

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	AAR CORP.
Form 10-K for Fiscal Year Ended May 31, 2017
Filed July 12, 2017
File No. 001-06263

Dear Ms. Raminpour:

On behalf of AAR CORP. (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 25, 2018 (the “Comment Letter”) with respect to the Company’s above-referenced filing.

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

Form 10-K for Fiscal Year Ended May 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.   We note your disclosure on page 41, in Note 1 to the financial statements, that net favorable cumulative catch-up adjustments recognized during fiscal 2017, 2016 and 2015 were $8.5 million, $3.7 million, and $2.5 million, respectively. Please revise your discussion within MD&A to include the gross favorable and unfavorable adjustments to these contract estimates. Also, please discuss the nature of any contracts or programs that had a significant change in the estimate to complete.

Response:

Our net favorable cumulative catch-up adjustments as a percent of gross profit represented only 3.1%, 1.6%, and 1.9% for fiscal years 2017, 2016, and 2015, respectively.  When our cumulative catch-up adjustments are material, we include discussion of the adjustments in our MD&A.  For example, we included disclosure in our MD&A as recently as fiscal 2013 when we recognized a $29.8 million adjustment related to our KC-10 logistics program.

For fiscal years 2017, 2016, and 2015, we assessed the net favorable cumulative catch-up adjustments and determined they did not have a material impact on our sales or gross profit which would warrant further specific disclosure in our MD&A.

Notwithstanding the above, the Company acknowledges the Staff’s comment and in the interest of providing additional disclosure that may prove helpful to investors, we will expand our MD&A disclosures in future filings with discussion similar to the below paragraph:

Changes in estimates and assumptions related to our programs accounted for using the percentage-of-completion method are recorded using the cumulative catch-up method of accounting.  In fiscal 2017, 2016, and 2015, we recognized favorable cumulative catch-up adjustments of $9.2 million, $6.1 million, and $4.2 million, and unfavorable cumulative catch-up adjustments of $0.7 million, $2.4 million, and $1.7 million, respectively.  When considering these adjustments on a net basis, we recognized favorable cumulative catch-up adjustments of $8.5 million, $3.7 million, and $2.5 million in fiscal 2017, 2016, and 2015, respectively.  These adjustments primarily relate to our long-term, power-by-the-hour programs where we provide component inventory management and repair services.

Consolidated Statements of Income, page 35

2.   We note that your statements of income present sales and cost of sales for both products and services. However, we also note from your disclosures that you lease aircraft engines and other equipment and recognize lease income. In light of the fact that it appears from your disclosures that you have increased the amount of equipment on or available for long-term lease during fiscal 2017 and into fiscal 2018, please tell us if your revenue from these leases is over 10% of consolidated revenue. If so, please separately present the revenue and cost of revenue related to this leased equipment on the face of your statements of income. See Rule 5-03(b)(1) of Regulation S-X.

Response:

Our lease revenue as a percent of consolidated sales was 3.3% and 2.9% for the year ended May 31, 2017 and for the six month period ended November 30, 2017, respectively.

We evaluate the extent of our revenue and cost of revenue disclosures quarterly in accordance with Rule 5-03(b).  We will expand our disclosures in future filings should our lease revenue reach the 10% threshold.

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In connection with responding to your comments, the Company acknowledges that:

•     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (630) 227-2012.

Very truly yours,

/s/ Michael D. Milligan
Michael D. Milligan
Vice President and Chief Financial Officer
AAR CORP.